Exhibit 99.1

Babylon Acquires Higi to Extend its Digital-First Healthcare Platform to Millions of People in the U.S.

PALO ALTO, CA — Babylon (NYSE: BBLN) today announced the closing on December 31, 2021 of its acquisition of Higi SH Holdings Inc. (“Higi”) — a consumer health engagement company. Combining Babylon’s highly-scalable technology platform with Higi’s remote monitoring capabilities — via its Smart Health Stations conveniently located within 5 miles of 73% of the U.S. population, at-home connected devices, and 50-state clinical network — will help Babylon in its mission of reengineering every touch point in the healthcare continuum. The combined company will provide a more holistic, end-to-end solution to meet the needs of payers, providers and retailers on the front lines of care delivery.

As remote patient monitoring continues to grow in necessity over the course of the pandemic, this acquisition will allow Babylon to extend its highly scalable technology platform and digital-first healthcare solutions to millions of existing Higi customers, some of whom live in areas where access to healthcare has been previously out of reach. This will be an especially valuable integration for consumers managing chronic conditions in rural communities. With over half (51%) of U.S. adults living with a chronic condition, having accessible health monitoring tools is vital. In 2021 alone, the Higi network hosted 11 million sessions where consumers engaged with their various remote monitoring platforms to check in with or better understand their health.

“Our mission is to make quality healthcare accessible and affordable for every person, irrespective of the lottery of the geographic location, economic status or social hierarchy in which they find themselves,” said Dr. Ali Parsa, CEO of Babylon. “Our partnership with Higi will help us extend the range and reach of our services across the United States. We have known Higi’s executives, Board and investors for a long time and share common values with them. I am humbled that they will now all become shareholders of Babylon and part of our joint mission to reengineer a better model of care for all.”

“Our commitment has always been to make it easy and convenient for everyone to be their healthiest,” said Jeff Bennett, CEO of Higi. “Higi has partnered with healthcare leaders across retailers, health plans, providers and NGOs to meet consumers where they are in their healthcare journey and provide equitable access to insights and navigation to products and services to improve their health. As one company, we will deliver so much more, and alongside Babylon, we are excited to continue our work to bring affordable, accessible healthcare to all.”

“Higi’s self-service, digital engagement platform will extend the reach and impact of Babylon’s virtual care platform, meeting people where they are, and increasing access to care for hard-to-reach populations,” said Glen Tullman, CEO of Transcarent and Managing Partner, 7wireVentures. “In addition, Babylon’s innovative value and risk sharing models fit well with market leaders and innovators, including Transcarent, because they believe that, with the appropriate use of technology, data science, and good old-fashioned clinical care, you can impact the member satisfaction and quality of care, while, at the same time, reducing costs. This is the formula everyone has been searching for and the combination of Higi and Babylon bring us all one step closer.”

“As a strategic investor through Flare and member of the Higi board, I’ve enjoyed a front row seat to the evolution of the company,“ said Michael Greeley, co-founder and General Partner at Flare Capital Partners. “Higi’s community-based health engagement platform that meets people where they live, work and shop is a natural extension of Babylon’s digital-first care delivery ecosystem that combined, will connect people to care where, when and how they want it, keeping consumers away from more expensive care settings and prioritizing retail healthcare resources as a new entry point to care.”

This acquisition follows Babylon’s initial strategic investment in Higi in early 2020, which led the company’s Series B funding round.

About Babylon

Babylon is one of the world’s fastest growing digital healthcare companies whose mission is to make high-quality healthcare accessible and affordable for every person on Earth.

Babylon is re-engineering how people engage with their care at every step of the healthcare continuum. By flipping the model from reactive sick care to proactive healthcare through the devices people already own, it offers 24 million people globally ongoing, always-on care. Babylon has already shown that in environments as diverse as the developed UK or developing Rwanda, urban New York or rural Missouri, for people of all ages, it is possible to achieve its mission by leveraging its highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare.

Founded in 2013, Babylon’s technology and clinical services is supporting a global patient network across 15 countries, with 15 languages available. And through a combination of its value-based care model, Babylon 360, and its work in primary care through NHS GP at Hand, Babylon will manage c. 350k capitated budget lives globally by 2022. In the first half of 2021 alone, Babylon helped a patient every 5 seconds, with approximately 1.7 million AI interactions and 1.3 million consultations. Importantly, this was achieved with more than a 95% user retention rate and 5 star rating from circa 90% of our users.

Babylon is already working with governments, health providers and insurers across the globe in order to provide them with a new infrastructure that partners can use to deliver high-quality healthcare with lower costs and better outcomes. For more information, please visit www.babylonhealth.com.

About Higi

Higi is a consumer health engagement company making it easier for all people to measure, track and act on their health data by bridging physical and digital touch points of the healthcare ecosystem. In service of health systems, health plans, retailers and consumer healthcare brands, Higi’s omni-channel platform meets consumers in their communities, at home and on the go. Our partners connect with the consumers they care for through our nationwide network of nearly 10,000 FDA-cleared, free-to-use self-screening Smart Health Stations, home health devices, digital and mobile tools. The Higi platform addresses the needs of healthcare consumers across the care continuum through education designed to improve health literacy, disease specific assessments to inform risk stratification and drive digital navigation, and connected care offerings to avoid unscheduled care and improve outcomes. With the ability to move this data into healthcare’s workflows, Higi delivers digital health engagement at scale, creating actionable connections to the healthcare organizations that provide care and support. To date, more than 61 million people have used a Higi Station to conduct over 372 million biometric tests.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our ability to recognize the anticipated benefits of the Higi and other acquisitions, which may be affected by, among other things, our ability to integrate operations, resources and systems, maintain relationships with customers and suppliers and retain management and key employees; our future financial and operating results; the growth of our business and organization; our failure to compete successfully; our dependence on our relationships with physician-owned entities to hold contracts and provide healthcare services; our ability to maintain and expand a network of qualified providers; our ability to attract new customers and expand member enrollment with existing clinical services and Babylon 360 customers; our ability to retain existing customers and existing customers’ willingness to license additional applications and services from us; a significant portion of our revenue comes from a limited number of customers; a portion of our revenue is subject to the achievement of performance metrics and healthcare cost savings and may not be representative of revenue for future periods; the significant risks associated with estimating the amount of revenue that we recognize under our value-based care agreements with health plans; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2021, as amended by any filings on Form F-1/A, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release.